                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

         Under the Securities Exchange Act of 1934 (Amendment No. ___)*

                        MERIDIAN POINT REALTY TRUST '83
                        -------------------------------
                                (Name of Issuer)

                         SHARES OF BENEFICIAL INTEREST
                         -----------------------------
                         (Title of Class of Securities)

                                   589949106
                                   ---------
                                 (CUSIP Number)

                               Allen K. Meredith
                            Meredith Partners, Inc.
                              3000 Sand Hill Road
                              Building 1 Suite 100
                         Menlo Park, California  94025
                                 (415) 854-5477
                                 --------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                With a copy to:
                                Richard S. Grey
                         Pillsbury Madison & Sutro LLP
                                 P.O. Box 7880
                          San Francisco, CA 94120-7880
                                 (415) 983-1000

                                 July 24, 1997
                                 -------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (CONTINUED ON FOLLOWING PAGE(S))

                                    Page 1
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  CUSIP No. 589949106
-----------------------

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      NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF
 1    ABOVE PERSONS:   Mr. Allen K. Meredith

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2    (SEE INSTRUCTIONS)                                        (a) [X]
                                                                (b) [_]

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      SEC USE ONLY
 3

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      SOURCE OF FUNDS (SEE INSTRUCTIONS)                         PF
 4

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
 5    IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                  [_]

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      CITIZENSHIP OR PLACE OF ORGANIZATION     USA
 6

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                          SOLE VOTING POWER
                     7
     NUMBER OF            151,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          NONE
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             151,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          NONE
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      151,000

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)                                               [_]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.0%

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      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      IN

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     Pursuant to Rule 13d-1(f)(1), this original Schedule 13D Statement is filed on behalf of Allen K. Meredith for the purpose of reporting an acquisition by such reporting person of shares of beneficial interest, without par value, of Meridian Point Realty Trust '83, a California real estate investment trust.

Item 1.  Security and Issuer.
------   -------------------

     This Schedule 13D Statement relates to the shares of beneficial interest, without par value (the "Shares"), of Meridian Point Realty Trust '83, a California real estate investment trust ("Meridian"), which has its principal executive offices at 655 Montgomery Street, Suite 800, San Francisco, California 94111.


Item 2.  Identity and Background.
------   -----------------------

     (a) The person filing this Schedule 13D is Allen K. Meredith.

     (b) Mr. Meredith's business address is 3000 Sand Hill Road, Building 1, Suite 100, Menlo Park, California 94025.

     (c) Mr. Meredith is the Chief Executive Officer of Meredith Partners, Inc., a California corporation, which has its principal place of business at 3000 Sand Hill Road, Building 1, Suite 100, Menlo Park, California 94025.

     (d)-(e) At no time during the last five years was Mr. Meredith convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

     (e) Mr. Meredith is a citizen of the United States of America.


Item 3.  Source and Amounts of Funds or Other Consideration.
------   --------------------------------------------------

     The Shares reported herein as having been acquired by Mr. Meredith were acquired for the aggregate purchase price of approximately $576,820. Mr. Meredith purchased such Shares with personal funds.


Item 4. Purpose of Transaction.
------  ----------------------

     Mr. Meredith purchased the Shares to acquire a significant interest in Meridian for purposes of investment and to effect the business strategies and operations of Meredian. Mr. Meredith intends to work together with Richard M. Osborne, who Mr. Meredith understands is the beneficial owner of 297,344 Shares, and with Steven A. Calabrese, who Mr. Meredith understands is the beneficial owner of 220,265 Shares, and with the management of Meredian to create value for the shareholders. It is the intention of Messrs. Meredith, Osborne and Calabrese to try to convince the management of Meridian to take steps to have the shareholders of Meridian approve an amendment to its Declaration

                                    Page 3
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of Trust to convert Meridian to a perpetual-life real estate investment trust
("REIT"). Turkey Vulture Fund XIII, Ltd., the investment vehicle that holds the Shares beneficially owned by Mr. Osborne, has written to the President of Meridian requesting that the Trustees call an annual meeting of shareholders and requesting a copy of the shareholders list. Copies of those letters are filed herewith as Exhibits 7.1 and 7.2. If no agreement can be reached with the management of Meredian, Messrs. Meredith, Osborne and Calabrese would consider calling a special meeting of shareholders for the purpose of electing new Trustees, seeking shareholder approval to convert Meridian into a perpetual-life REIT and addressing any other matters that may be necessary in the conversion of Meridian to a perpetual-life REIT.

     Pursuant to the instructions for items (a) through (j) of Item 4 of
Schedule 13D and except as set forth above in this Item 4, Mr. Meredith presently has no plans or proposals that relate to or would result in any of the following:

     (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Meridian;

     (ii)   the sale or disposition of a material amount of assets of Meridian;

     (iii) a material change in the present capitalization or dividend policy of Meridian;

     (iv) a material change in the business or corporate structure of Meridian;

     (v) a change to the Articles of Incorporation or Bylaws of Meridian or an impediment to the acquisition of control of Meridian by any person;

     (vi)   the delisting from any national securities exchange of the Shares;

     (vii) a class of equity securities of Meridian becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

     (viii) any action similar to any of those enumerated in (i) through (vii) above.

     Mr. Meredith reserves the right to modify his plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, he may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (viii) above or in Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

     (a) According to the most recently available filing with the Securities and Exchange Commission by Meridian, there are 3,031,618 Shares outstanding.

          Mr. Meredith beneficially owns 151,000 Shares, or approximately 5.0% of the outstanding Shares.

     (b) Mr. Meredith has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by him.

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     (c) During the past 60 days, Mr. Meredith purchased all the Shares reported herein as owned by him, at a price per share of approximately $3.82 (excluding commissions), in one transaction on July 24, 1997.

     (d) No person other than Mr. Meredith has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the securities being reported herein as owned by Mr. Meredith.

     (e)  Not applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
------   ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

     Mr. Meredith has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any security of Meridian, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.  Material To Be Filed as Exhibits.
------   --------------------------------

     Exhibit 7.1 - Letter dated July 23, 1997, from Turkey Vulture Fund XIII, Ltd. to Meridian requesting shareholder list.

     Exhibit 7.2 - Letter dated July 23, 1997, from Turkey Vulture Fund XIII, Ltd. to Meridian requesting calling of annual meeting of shareholders.

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                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 19, 1997

                                ALLEN K. MEREDITH

                                /s/ Allen K. Meredith
                                ---------------------



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